SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 26, 2011

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 25, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James Sinclair

Date:   April 26, 2011

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office:

Form 20-F, File No. 001-32500

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

TSX: TNX

Tel:  (860) 364-1830

NYSE Amex Equities:  TRE

Fax:  (860) 364-0673

South Surrey Office:

Suite 404  1688 152nd Street

South Surrey, BC  V4A 4N2

Toll Free: 1-800-811-3855

Email:  investors@TanzanianRoyaltyExploration.com

Tel: (604) 536-7873

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 536-2529

News Release - April 25, 2011

Tanzanian Royalty to Expedite Mine Development at

newly acquired 2.0 Million Ounces Buckreef Gold Project

Because of the recent increase in gold resources to 2.0 million ounces at the Company’s newly-acquired, fully licensed for mining Buckreef Gold Project, Tanzanian Royalty has decided to expedite its proposed mine development program for the advanced stage project. In addition, the Company will accelerate exploration within target rich areas in order to increase the project’s existing resource base.

The following update is part of a thorough review by the Company of previous work conducted by IAMGOLD Corporation on the Buckreef property prior to its acquisition by Tanzanian Royalty. This comprehensive technical review has increased our understanding of the geological controls at Buckreef along with the various styles and continuity of mineralization on the property.

“Based on what we see after the detailed technical review, I genuinely believe we can now significantly accelerate our expected gold production plans and simultaneously increase resources,” said Jim Sinclair, the Company’s President and CEO. “With the positive developments we are seeing today, we are confident in the potential to grow exponentially.”

“We have already seen a 30% increase in our gold resources (see April 15, 2011 News Release) based on the improved economics of our project generated by higher gold prices,” he added.

The aggressive exploration program the Company is planning will utilize additional drilling and testing equipment that has become available under its agreement with the State Mining Company of Tanzania.

As a result of these exciting developments, the Company has decided to consolidate its mining and exploration activities at the Buckreef site. All staff members in Mwanza will be relocated to the Buckreef Camp which already has significant infrastructure in place. This will allow the Company to concentrate resources, skills and experience, maximizing the potential of this extremely important asset.

The Company is also pleased to announce that the bulk sampling program at Kigosi has been completed and the sampling plant is being moved to Buckreef in conjunction with the purchase of new process equipment to accommodate the mining of gravel resources at all three of our major sites: Buckreef, Kigosi and Lunguya.

Expanded exploratory drilling to further increase resources will also continue at these and other company properties which all have exciting up-side potential. Tanzania has become one of Africa’s fastest emerging gold producers and is now the continent’s fourth largest gold producing country behind South Africa, Ghana and Mali. Large scale mines in the Lake Victoria Goldfields area surrounding Buckreef include Barrick’s Bulyanhulu mine and Anglogold Ashanti’s Geita mine.

Respectfully Submitted,

“James Sinclair”

James E. Sinclair

President and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-32500.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements.  Investors are referred to our description of the risk factors affecting the Company, as contained in our Form 20-F, File No. 001-32500, for more information concerning these risks, uncertainties, and other factors.